Condensed Interim Consolidated Financial Statements

For The First Quarter Ended March 31, 2014

Augusta Resource Corporation
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - in U.S. dollars)

		March 31,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents	3	$6,002,890	$2,267,578
Short-term investments		174,414	137,209
Accounts receivable	10b	8,188,586	7,654,640
Due from related parties	11	28,313	13,856
Prepaids and other	8	5,170,704	4,270,851
Total Current Assets		19,564,907	14,344,134

Non-current assets
Restricted funds	5	386,623	385,360
Deposits on long-lead equipment	4	11,670,924	11,670,924
Development costs	6, 11	189,403,825	182,222,232
Property, plant, and equipment	4	86,880,608	86,392,662
Mineral properties	6	24,592,564	24,592,564
Other assets	5	2,876,852	2,373,583
Total Assets		$335,376,303	$321,981,459

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$7,108,168	$4,425,550
Other liability	6	2,978,648	3,002,801
Warrants liability	8, 9d	-	1,683,077
Current portion of long-term debt	8	105,938,624	93,515,920
Total Current Liabilties		116,025,440	102,627,348

Non-current liabilities
Deferred income tax liability		2,925,000	3,369,000
Derivative Liability	8	6,484,158	1,935,085
Long-term debt	8, 11	6,134,427	6,282,445
Total liabilities		131,569,025	114,213,878

Shareholders' equity
Share capital	9	222,096,368	220,976,846
Reserves		28,741,592	27,015,682
Deficit		(47,030,682)	(40,224,947)
Total Shareholders' Equity		203,807,278	207,767,581
Total Liabilities and Shareholders' Equity		$335,376,303	$321,981,459
Going Concern and Commitments	1, 13

On Behalf of the Board of Directors

/S/ Lenard F. Boggio	/S/ Gilmour Clausen
Director	Director

See accompanying notes to the condensed interim consolidated financial statements

Augusta Resource Corporation
Condensed Interim Consolidated Statements of Comprehensive Loss
(Unaudited - in U.S. dollars)

		Three months ended
		March 31,
	Notes	2014	2013

EXPENSES
Salaries and benefits	11	$630,131	$481,944
Stock-based compensation	9	369,405	555,842
Exploration and project investigation		23,714	716,012
Legal, accounting and audit		1,419,322	276,020
Travel		73,178	24,391
Consulting		65,760	10,611
Filing and regulatory fees		29,069	57,816
Recruiting fees		16,908	-
Office and administration	11	151,779	91,799
Rent	11	108,688	78,710
Investor relations		52,561	42,889
Directors' fees		60,821	45,586
Insurance		89,364	89,487
Membership and conferences		2,432	957
Amortization and depreciation		82,197	86,519
Fiscal and advisory services		8,917	4,034
Loss from operations		(3,184,246)	(2,562,617)
Interest and other income		101,428	170,749
Other expenses		(84,347)	(129,699)
Loss on shares, warrants and derivatives	8	(4,273,354)	(95,796)
Foreign exchange gain		301,420	8,363
Interest and finance charges	8	(110,636)	(4,767)
Loss before taxes		(7,249,735)	(2,613,767)
Deferred income tax recovery		444,000	403,319
Net loss and comprehensive loss for the period		$(6,805,735)	$(2,210,448)

Loss per share
- Basic		$(0.05)	$(0.02)
- Diluted		$(0.05)	$(0.02)
Weighted average number of shares outstanding -
- Basic		145,239,958	144,135,266
- Diluted		145,239,958	144,135,266

See accompanying notes to the condensed interim consolidated financial statements

Augusta Resource Corporation
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - in U.S. dollars)

		Three months ended
		March 31,
	Notes	2014	2013
Cash flows used in operating activities
Net loss and comprehensive loss for the period		$(6,805,735)	$(2,210,448)
Items not involving cash
Amortization and depreciation		82,197	86,519
Unrealized foreign exchange gain		(279,072)	(8,752)
Accretion income		-	(73,173)
Stock-based compensation		369,405	555,842
Deferred income tax recovery		(444,000)	(403,319)
Loss on shares, warrants, derivative liability and other		4,255,271	95,796
Interest expense on convertible notes		104,666	-
		(2,717,268)	(1,957,535)
Changes in non-cash working capital items	10a	1,344,314	(320,401)
Cash used in operating activities		(1,372,954)	(2,277,936)
Financing activities
Shares issued for cash	9c	431,774	11,297
Proceeds from issuance of debt	8	10,000,000	-
Prepaid debt issuance costs		(437,107)	-
Cash provided by financing activities		9,994,667	11,297

Investing activities
Deposits on long-lead equipment		-	(738,831)
Development cost expenditures		(3,400,980)	(6,230,080)
Property, plant and equipment expenditures		(538,742)	(2,821,916)
Advances to joint venture	10b	(435,455)	(993,557)
Proceeds from sale of short-term investments		32,508	-
Purchase of other assets		(528,209)	(31,646)
Cash used in investing activities		(4,870,878)	(10,816,030)

Effect of exchange rate changes on cash and cash equivalents		(15,523)	3,105
Increase (decrease) in cash and cash equivalents		3,735,312	(13,079,564)
Cash and cash equivalents, beginning of period		2,267,578	29,050,005
Cash and cash equivalents, end of period		$6,002,890	$15,970,441

Supplemental cash flow information on non-cash transactions	10

See accompanying notes to the condensed interim consolidated financial statements

Augusta Resource Corporation
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity
Balance at December 31, 2013	144,552,776	$220,976,846	$27,015,682	$(40,224,947)	$207,767,581
Proceeds from exercise of stock options	843,488	749,158	(317,384)	-	431,774
Restricted shares and restricted share units issued, net of forfeitures	(44,167)	184,592	(184,592)	-	-
Shares issued for settlement of convertible notes interest	35,938	185,772	-	-	185,772
Stock-based compensation expense	-	-	369,419	-	369,419
Stock-based compensation capitalized, net of forfeitures	-	-	449,223	-	449,223
Warrants liability transferred to reserves	-	-	1,409,244	-	1,409,244
Net loss and comprehensive loss for the period	-	-	-	(6,805,735)	(6,805,735)
Balance at March 31, 2014	145,388,035	$222,096,368	$28,741,592	$(47,030,682)	$203,807,278

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity
Balance at December 31, 2012	144,086,728	$220,339,132	$26,416,067	$(33,728,780)	$213,026,419
Proceeds from exercise of stock options	16,667	16,596	(5,299)	-	11,297
Restricted shares and restricted share units issued, net of forfeitures	242,001	333,423	(333,423)	-	-
Stock-based compensation expense	-	-	555,897	-	555,897
Stock-based compensation capitalized, net of forfeitures	-	-	307,800	-	307,800
Net loss and comprehensive loss for the period	-	-	-	(2,210,448)	(2,210,448)
Balance at March 31, 2013	144,345,396	$220,689,151	$26,941,042	$(35,939,228)	$211,690,965

See accompanying notes to the condensed interim consolidated financial statements

Augusta Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 555 - 999 Canada Place, Vancouver, British Columbia V6C 3E1. The Company is domiciled in Canada and its common shares are listed on the Toronto Stock Exchange and NYSE MKT LLC under the symbol “AZC”. The Company’s most significant asset is the Rosemont copper project (“Rosemont” or “Rosemont Project”) which is located near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $6.8 million for the three months ended March 31, 2014, and will require further drawdown of the Red Kite loan in the near term in order to meet its obligations as they come due.

The Company forecasts significant expenditures on the Rosemont Project for the next twelve months and the repayment of the Red Kite loan maturing on July 21, 2014, with an option to extend the maturity date an additional three months to October 21, 2014. Based on the Company’s current funding sources and taking into account the negative working capital at March 31, 2014, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company receiving the permits necessary for the construction of the Rosemont Project and raising additional debt or equity financing. The Company must obtain additional funding in the second quarter of 2014 in order to continue development and construction of the Rosemont Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Rosemont Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These condensed interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the condensed interim consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these condensed interim consolidated financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretation Committee (together “IFRS”) for complete financial statements for year-end reporting purposes. The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2013, except for those described in Note 2d. The condensed interim consolidated financial statements were authorized for issue in accordance with an Audit Committee resolution dated May 10, 2014.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

(b)	Basis of presentation

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The comparative figures presented in these condensed interim consolidated financial statements are in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of derivative liability, long-term debt and stock-based compensation expense.

(c)	Basis of consolidation

The condensed interim consolidated financial statements of the Company include the following significant subsidiaries:

	Place of	Percentage
Name of Subsidiary	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company accounts for its rights to the assets, liabilities, income and expense of its 92.05% interest in the Rosemont Project, which is held by Rosemont Copper Company (“RCC”) and its 83.84% interest (December 31, 2013 – 82.17%) in JPAR LLC, which is held by Cobre Verde Development Corporation (Note 3). All intercompany transactions and balances are eliminated on consolidation.

(d)	Adoption of New or Amended IFRS

Levies

Effective January 1, 2014, the Company adopted IFRIC 21, Levies (“IFRIC 21”) with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. An example of a common levy is property taxes.

A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. IFRIC 21 defines an obligating event as the activity that triggers the payment of the levy, as identified by legislation. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, dos not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The adoption of IFRIC 21 did not affect the Company’s financial results or disclosures and there were no changes required to the existing accounting treatment of levies.

Future Accounting Changes

Financial Instruments
IFRS 9, Financial Instruments replaces IAS 39, Financial Instruments: Recognition and Measurement. The IASB recently suspended the original planned effective date of January 1, 2015, and at present the effective date has not been determined. The Company is currently evaluating the impact the final standard will have on its condensed interim consolidated financial statements.

3.	INTERESTS IN JOINT ARRANGEMENTS

	a)	Rosemont Project

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Partner”), a company formed by Korea Resources Corporation and LG International Corp. to hold their interest in the Rosemont joint venture, executed an Earn-In Agreement (the “EI Agreement”) whereby UCM can acquire up to a 20% interest in the Rosemont joint venture by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont Project as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”); and once the material permits are issued Tranche 2 - $106 million for construction costs can be released. Once UCM has earned its 20% interest in the Rosemont joint venture, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of $70 million and earned a 7.95% interest in the Rosemont joint venture. The Company is currently funding the Pre-Construction Costs until such time the final Record of Decision (“ROD”) has been issued and project financing is in place.

The following is a summary of selected financial information of the Rosemont Project which is considered to be a joint operation at March 31, 2014 and December 31, 2013, on a 92.05% basis:

	March 31,	December 31,
Statement of Financial Position	2014	2013
Cash and cash equivalents	$45,883	$249,131
Other current assets	4,930,068	4,039,477
Non-current assets	283,156,897	278,762,282
Current liabilities	(4,631,904)	(3,255,535)
Other current liability	(2,978,648)	(3,002,802)
Deficit	3,264,687	2,967,072

	Three months ended March 31,
Statement of Cash Flows	2014	2013
Cash used in operating activities	$(221,966)	$(101,021)
Cash provided by financing activities	3,681,818	10,125,000
Cash used in investing activites	(3,663,100)	(9,268,512)
Increase (decrease) in cash and cash equivalents	(203,248)	755,467
Cash and cash equivalents, beginning of period	249,131	224,709
Cash and cash equivalents, end of period	$45,883	$980,176

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

For the three months ended March 31, 2014, the Rosemont Project incurred incidental ranching income and related expenses that resulted in an operating loss of $0.3 million (2013 - $0.3 million).

UCM did not acquire any additional interest in the Rosemont Project during the three months ended March 31, 2014 and 2013, and accordingly the Company did not recognize any gain or loss on sales of interest.

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the Rosemont Project for Pre-Construction Costs and is repayable after the final ROD is received. During the three months ended March 31, 2014, the Company advanced $4.0 million (Cumulative to-date - $86.9 million) to the Rosemont Project, of which 7.95% is due from UCM (Note 10b).

b)	JPAR LLC

On August 24, 2012, Cobre Verde Development Corporation (“CVDC”) and SICAN Inc., a wholly-owned subsidiary of Community Water Company of Green Valley (“CWCGV”) entered into a joint arrangement (“JPAR”) to construct and operate the CWCGV Central Arizona Project Water Delivery System (the “CAP WDS”) in order to replenish the groundwater used for the Rosemont mining operation. JPAR is governed by an operating agreement which outlines the roles and responsibilities of each partner, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding the construction of the CAP WDS which is estimated to cost $24 million and SICAN is responsible for project management. On August 24, 2012, JPAR entered into a right of way lease with the Community Water Company Right of Way Trust for a 20-year lease on land used for the construction of CAP WDS at an annual base rent of $0.02 million.

JPAR is accounted for as a joint operation and as at March 31, 2014, the assets were accounted for on an 83.84% basis (December 31, 2013 – 82.17%), except for cash and accounts payables which are accounted for at 100%. The following table summarizes the Company’s ownership of JPAR assets and liabilities as at December 31, 2013 and March 31, 2014:

	March 31,	December 31,
Statement of Financial Position	2014	2013
Cash and cash equivalents	$105,615	$75,618
Non-current assets	1,656,845	1,590,904
Current liabilities	-	(101,787)

	Three months ended March 31,
Statement of Cash Flows	2014	2013
Cash used in operating activities	$-	$-
Cash provided by financing activities	165,773	395,166
Cash used in investing activites	(135,776)	(185,629)
Increase in cash and cash equivalents	29,997	209,537
Cash and cash equivalents, beginning of period	75,618	73,151
Cash and cash equivalents, end of period	$105,615	$282,688

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

						Long-lead
					Furniture and	Equipment and
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Other	Total

As at January 1, 2013	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869
Additions	590,184	-	4,602	8,443	528	2,761,686	3,365,443
Disposals	-	-	(14,451)	-	-	-	(14,451)
As at December 31, 2013	$6,269,824	$3,806,144	$454,631	$791,182	$780,070	$75,276,010	$87,377,861

As at January 1, 2014	$6,269,824	$3,806,144	$454,631	$791,182	$780,070	$75,276,010	$87,377,861
Additions	-	-	-	1,413	3,392	546,258	551,063
Disposals	-	-	-	-	(3,770)	-	(3,770)
As at March 31, 2014	$6,269,824	$3,806,144	$454,631	$792,595	$779,692	$75,822,268	$87,925,154

						Long-lead
					Furniture and	Equipment and
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Other	Total

As at January 1, 2013	$-	$-	$289,544	$81,277	$353,816	$-	$724,637
Depreciation	-	-	72,883	37,402	164,728	-	275,013
Disposals	-	-	(14,451)	-	-	-	(14,451)
As at December 31, 2013	$-	$-	$347,976	$118,679	$518,544	$-	$985,199

As at January 1, 2014	$-	$-	$347,976	$118,679	$518,544	$-	$985,199
Depreciation	-	-	12,101	10,633	39,650	-	62,384
Disposals	-	-	-	-	(3,037)	-	(3,037)
As at March 31, 2014	$-	$-	$360,077	$129,312	$555,157	$-	$1,044,546

Net Book Value:
As at December 31, 2013	$6,269,824	$3,806,144	$106,655	$672,503	$261,526	$75,276,010	$86,392,662
As at March 31, 2014	$6,269,824	$3,806,144	$94,554	$663,283	$224,535	$75,822,268	$86,880,608

As at March 31, 2014, the long-lead equipment has not been placed into service; hence, the Company has not recognized any depreciation on such long-lead equipment.

Deposits on long-lead equipment

As at March 31, 2014 and December 31, 2013	$11,670,924

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

5.	OTHER ASSETS

	Long-term	Leasehold	Other	Computer
	Receivable	Improvements	Assets	Software	Total
As at January 1, 2013	$2,030,975	$-	$108,186	$948,741	$3,087,902
Annual payment and final settlement proceeds	(2,050,000)	-	-	-	(2,050,000)
Loss on final settlement	(206,849)	-	-	-	(206,849)
Interest accretion	225,874	-	-	-	225,874
Amortization	-	-	(49,779)	(79,578)	(129,357)
Additions	-	678,846	240,021	527,146	1,446,013
As at December 31, 2013	$-	$678,846	$298,428	$1,396,309	$2,373,583

As at December 31, 2013	$-	$678,846	$298,428	$1,396,309	$2,373,583
Amortization	-	-	(21,591)	(19,815)	(41,406)
Additions	-	544,675	-	-	544,675
As at March 31, 2014	$-	$1,223,521	$276,837	$1,376,494	$2,876,852

Leasehold Improvements

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“Cobre Verde”) was awarded a 25-year concession by the Administraciόn Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico, with an option to extend the concession. At the end of the concession, the facility and related infrastructure assets will be transferred to API at no cost. The facility, which will be built on a 54,500 square meter site at the Port of Topolobampo, will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships. The concession arrangement is accounted for as operating leases under IAS 17, Leases, and the costs for the design, engineering and construction of the export facility are accounted as leasehold improvements. On commencement of operations, the carrying value is amortized on a straight-line basis over the concession period. Cobre Verde had also provided an irrevocable $0.4 million standby letter of credit to API as collateral to the concession and the amount is classified as restricted funds.

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The Company owns 92.05% of the Rosemont Project, which is in Pima County, Arizona, located approximately 50 kilometres southeast of City of Tucson, Arizona, and near a number of large porphyry type producing copper mines. The Rosemont property remains subject to a 3% net smelter royalty. The Rosemont property consists of 30,000 acres (12,140 hectares) of patented and unpatented claims, fee land and surface grazing leases.

Mineral properties costs:

As at March 31, 2014 and December 31, 2013	$24,592,564

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Development costs:

As at January 1, 2013	$152,708,037
Permitting, engineering and on-going support activities	20,784,999
Capitalized loan interest and financing charges	5,696,451
Purchase of mitigation land	3,463,029
Capitalized stock-based compensation, net of forfeitures	(430,284)
As at December 31, 2013	182,222,232
Permitting, engineering and on-going support activities	4,042,706
Capitalized loan interest and financing charges	2,720,598
Capitalized stock-based compensation	418,289
As at March 31, 2014	$189,403,825

On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs. As at March 31, 2014, the Company recognized 92.05% of all Rosemont expenditures (Note 3a).

On September 30, 2013, the Company exercised its option under a land purchase option agreement to purchase land for $5.3 million of which $1.9 million of option payments have already been paid. The land will become part of Rosemont’s land conservation program to protect wildlife and vegetation. A promissory note in the amount of $3.5 million was issued to the seller. The promissory note bears interest at 3% per annum and is payable in three payments of: $125,000 on March 31, 2014 (paid), $375,000 on May 30, 2014 and $3,030,000 on the earlier of 90 days following receipt of the final ROD or September 24, 2014, plus accrued interest. The fair value of the promissory note was estimated at $3.3 million which was calculated based on an effective interest rate of 19.5% and is recognized in other liability. Upon closing of the transaction, which is due on the earlier of 90 days following receipt of the final ROD or September 24, 2014, title of the land will then be transferred to the Company.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
Due within the year	2014	2013
Trade payables and accrued liabilities	$2,377,819	$1,045,107
Project related payables	4,730,349	3,380,443
	$7,108,168	$4,425,550

8.	LONG-TERM DEBT

	March 31,	December 31,
	2014	2013
Red Kite Loan	$105,938,624	$93,515,920
Unsecured convertible notes	6,134,427	6,282,445
Long-term debt	112,073,051	99,798,365
Less:
Current portion of long-term debt	(105,938,624)	(93,515,920)
Long-term portion	$6,134,427	$6,282,445

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Red Kite Loan

On December 12, 2013, the Company closed a $26.6 million increase ("Additional Commitment") to the existing $83 million loan facility ("Existing Loan") with RK Mine Finance Trust I (“Red Kite”). The Additional Commitment and the Existing Loan will total $109.6 million once the Additional Commitment has been fully drawn and are hereinafter referred to collectively as the “Expanded Loan”. In connection with the Expanded Loan, the Company paid an arrangement fee of $0.8 million and issued 3.3 million common share purchase warrants to Red Kite with an exercise price of $2.12 per warrant. These warrants will expire on December 12, 2016. The terms for the Additional commitment are substantially the same as the Existing Loan, including a copper concentrate off-take agreement and interest payable at LIBOR plus 4.50% (March 31, 2014 and December 31, 2013 – 4.75%) compounded quarterly and matures on July 21, 2014. The Company has the option to extend the maturity date of the Expanded Loan by up to three months to October 21, 2014, by making an extension fee payment to Red Kite equal to 1.5% of the principal amount of the Expanded Loan for each month extended.

Under IAS 32, Financial Instruments Presentation, the warrants have an exercise price that may be subject to adjustment under certain conditions. As a result, the warrants, which had a fair value of $1.6 million on the date of issue, were classified as a warrants liability. The warrants liability is fair valued at each balance sheet date with changes in the fair value being recognized in the Condensed Interim Consolidated Statements of Comprehensive Loss. On January 8, 2014, the warrants were no longer subject to any price adjustment, which resulted in the reclassification of the fair value to reserves, a component of shareholder’s equity. The warrants were fair valued on January 8, 2014 based on the following assumptions and recognized a $0.3 million gain from changes in the fair value of the warrants.

	January 8,	December 31,
	2014	2013
Expected life in years	2.9	2.9
Expected volatility	70%	70%
Expected dividend yield	0%	0%
Risk-free interest rate	1.21%	1.21%
Weighted average fair value of option	$0.43	$0.51

The drawdown of the Additional Commitment will be separated into four tranches. The first tranche of $4.1 million was drawn on December 16, 2013, upon completion and signing of final documentation. The second tranche of $10 million was drawn on January 13, 2014, following the publication of Rosemont's final Environmental Impact Statement (“FEIS”) and draft ROD by the United States Forest Service (“USFS”). The third tranche of $7.5 million will be available for drawdown upon publication of Rosemont's final ROD by the USFS. The fourth tranche of $5 million will be available for drawdown upon issuance of the final Clean Water Action Section 404 Permit by the Army Corps of Engineers (“ACOE”).

The Company has the option to repay the Expanded Loan without penalty at any time prior to the July 21, 2014 maturity and the Expanded Loan is collateralized against the Company’s assets, including all shares of RCC, the Company’s wholly-owned subsidiary that holds the Rosemont assets. The Expanded Loan includes specified loan covenants which are assessed regularly and the Company is in compliance with these covenants.

Under the terms of the off-take agreement, the Company will supply Red Kite with 20% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when cumulative 1.5 million dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company incurred $2.7 million of financing costs, which includes the initial fair value of the 3.3 million common share purchase warrants, relating to the Additional Commitment and were deducted from the Tranche 1 and 2 loan proceeds. The carrying value of the Additional Commitment is accreted to its estimated cash outflow using the effective interest method. For the three months ended March 31, 2014 and 2013, the Company recorded interest expense of $2.8 million and $1.3 million, respectively, which was calculated based on an effective interest rate of 10.9% (December 31, 2013 – 11.1%) and has been capitalized to development costs.

Unsecured Convertible Notes

On August 14, 2013, the Company entered into a Notes Purchase Agreement (the “Notes”) with two major shareholders (“Note Holders”), including Richard W. Warke, the Company's Executive Chairman providing for the issuance by the Company of an aggregate of Cdn$10 million in Notes. The Notes mature 5 years from the effective date of each of the Notes and bear interest at 7% rate per annum, payable semi-annually. The Company may at its option redeem the Notes after 3 years assuming the Company’s stock price is trading at least at 125% of the conversion price for 20 consecutive trading days ending 5 trading days prior to the date on which a written notice of redemption is provided. The Notes also provide the Note Holders thereof with an option to convert the principal into Common Shares at a conversion price equal to a 30% premium over the volume weighted average trading price on the TSX for the 5 trading days prior to the last business day before the closing date of each tranche of the Notes. A commitment fee of $0.1 million was paid to each of the Note Holders pursuant to the Notes Purchase Agreement. The Company issued the Notes for the full Cdn$10 million in four tranches between September 4 and October 25, 2013. The Note Holders each hold a Cdn$5 million aggregate principal amount of Notes. Had the Notes Holders exercised their option on March 31, 2014, to settle the Notes in full in Common Shares, the Company would have issued 3,699,520 Common Shares at a weighted average conversion price of $2.70 per Common Share.

During the three months ended March 31, 2014, the Company incurred financing costs of $0.04 million on the Notes which have been apportioned to the Notes and the conversion option of $0.03 million and $0.01 million, respectively. The financing costs relating to the Notes were deducted from the Notes proceeds and the carrying value of the Notes will be accreted up to the estimated cash outflow using the effective interest rate method. The financing costs relating to the conversion option were expensed as part of interest and financing charges. For the three months ended March 31, 2014, the Company has recognized interest expense of $0.3 million of which $0.2 million have been capitalized to the Rosemont Project and $0.1 million have been expensed. The effective interest rate on the Notes was between 18.7% and 22.1% per annum.

The Notes includes specified loan covenants which are assessed regularly and the Company is in compliance with these covenants.

Under IAS 32, Financial Instruments Presentation, the common share conversion option on the Notes has a Canadian dollar denominated conversion price which is different than the Company’s US dollar functional currency. As a result, the common share conversion option was classified as a derivative liability. The conversion option is fair valued at each balance sheet date with changes in the fair value being recognized in the Consolidated Statements of Comprehensive Loss. For the three months ended March 31, 2014, the Company recorded a $4.6 million loss from changes in the fair value of the derivative liability.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

As at March 31, 2014, the common share conversion option had a fair value of $6.5 million (December 31, 2013 – $1.9 million) based on the following assumptions used in the Black-Scholes Option Pricing Model:

	March 31,	December 31,
	2014	2013
Expected life in years	3.4 to 3.6	3.7 to 3.8
Expected volatility	70% to 71%	69% to 70%
Expected dividend yield	0%	0%
Risk-free interest rate	1.39%	1.58%
Weighted average fair value of option	$1.70 to $1.77	$0.49 to $0.53

Project Financing Costs

The Company is in the process of arranging project financing for the Rosemont Project and has incurred project financing related transaction costs of $4.3 million as at March 31, 2014 (December 31, 2013 - $3.4 million). These transaction costs are included in prepaids and other on the Condensed Interim Consolidated Statements of Financial Position until project financing has been obtained at which time the transactions costs are deducted from the loan proceeds.

9.	SHARE CAPITAL

	a)	Authorized: Unlimited number of common shares without par value

	b)	Issued: See Condensed Interim Consolidated Statements of Changes in Equity

	c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on the grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock options outstanding as at December 31, 2013 and March 31, 2014:

		Weighted
		Average
	Number of	Exercise Price
	Options	(Cdn$)
Outstanding as at January 1, 2013	6,775,335	$3.14
Granted	1,525,000	2.59
Exercised	(341,667)	0.68
Forfeited	(600,500)	3.79
Expired	(425,000)	4.04
Outstanding as at December 31, 2013	6,933,168	3.03
Granted	-	-
Exercised	(983,334)	0.69
Forfeited	-	-
Expired	-	-
Outstanding as at March 31, 2014	5,949,834	$3.41

During the three months ended March 31, 2014, a total of 983,334 stock options were exercised at a weighted average exercise price of Cdn$0.69. As a result of the cashless exercise option a total of 843,488 common shares were issued upon the exercise of the stock options. The weighted average share price when the stock options were exercised was Cdn$1.60.

No stock options were granted during the three months ended March 31, 2014.

The Company estimates the expected forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

The following table summarizes the stock options outstanding as at March 31, 2014:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
Exercise Prices	Outstanding	Price	Life	Exercisable	Price	Life
(Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.97 - $1.13	200,000	$1.02	1.84	200,000	$1.02	1.84
$1.14 - $1.92	25,000	1.92	1.13	25,000	1.92	1.13
$1.93 - $2.30	181,000	2.10	3.77	76,998	2.11	3.87
$2.31 - $3.61	2,813,334	2.78	3.29	1,722,502	2.85	3.04
$3.62 - $4.97	2,730,500	4.35	2.91	2,263,330	4.33	3.13
	5,949,834	$3.41	3.08	4,287,830	$3.52	3.04

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

d)	Share Purchase Warrants

The following table summarizes the outstanding common share purchase warrants as at December 31, 2013 and March 31, 2014 (Note 8):

	Exercise		December 31,				March 31,
	Price	Expiry Date	2013	Issued	Exercised	Expired	2014
Warrants	$3.85	April 22, 2014	416,749	-	-	-	416,749
Warrants	$3.85	July 22, 2015	1,374,951	-	-	-	1,374,951
Warrants	$2.12	December 12, 2016	3,300,000	-	-	-	3,300,000
			5,091,700	-	-	-	5,091,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price denominated in a currency other than the functional currency of the issuer or an exercise price that may be subject to adjustment under certain conditions are classified as a warrants liability and are fair valued at each balance sheet date. On January 8, 2014, the 3,300,000 warrants expiring on December 12, 2016, were no longer subject to a price adjustment and were reclassified from a warrants liability to an equity instrument. Prior to the change, the Company had recognized a $0.3 million gain from changes in the fair value of the warrants for the three months ended March 31, 2014.

e)	Restricted Share Units and Restricted Shares

The restricted share units and restricted share plan (“RSU Plan”) was created to align the directors’, employees’ and consultants’ (collectively the “Participants”) interests with the shareholders’ interests. The fair value of the restricted share units issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the common shares underlying the restricted share units are issued on each anniversary date or when the vesting conditions are met. The fair value of the restricted shares and restricted share units is amortized to either the condensed interim consolidated statements of comprehensive loss or capitalized to development costs, if issued to Rosemont Project Participants over the vesting period with a corresponding credit to reserves.

On February 11, 2014, the Company issued an aggregate of 230,000 restricted shares to certain officers and one director at a price of $2.95 (Cdn$3.20). The restricted shares have an expiry date of December 31, 2014, with a vesting condition tied to the Company’s receipt of the final ROD.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2013 and March 31, 2014:

	December 31,				March 31,
Issue dates	2013	Issued	Forfeited	Vested	2014
Restricted shares
February 10, 2011	260,000	-	(260,000)	-	-
January 30, 2012	90,001	-	-	(45,000)	45,001
March 26, 2013	155,000		(82,500)	-	72,500
February 11, 2014	-	230,000	-	-	230,000
	505,001	230,000	(342,500)	(45,000)	347,501

Restricted share units
February 10, 2011	135,000	-	-	-	135,000
January 30, 2012	36,667	-	-	(18,333)	18,334
May 7, 2012	13,334	-	-	-	13,334
March 26, 2013	130,000		(45,000)	(40,000)	45,000
	315,001	-	(45,000)	(58,333)	211,668

Total	820,002	230,000	(387,500)	(103,333)	559,169

10.	SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

	a)	Changes in working capital items

	Three months ended
	March 31,
	2014	2013
Accounts receivable	$(99,413)	$(12,702)
Due from related parties	5,515	(42,142)
Prepaids and other	87,725	58,725
Accounts payable and accrued liabilities	1,350,487	(324,282)
	$1,344,314	$(320,401)

Interest received	$3,906	$9,822
Interest paid	48,738	-
Income taxes paid	$-	$-

b)	Accounts receivable

	March 31,	December 31,
	2014	2013
UCM receivable	$7,859,744	$7,424,289
Other	328,842	230,351
	$8,188,586	$7,654,640

Included in accounts receivable as at March 31, 2014, is a $7.9 million (December 31, 2013 - $7.4 million) receivable from UCM for their share of advances and loans made by the Company to the Rosemont Project (Note 3a). The Company holds no collateral for any receivable outstanding as at March 31, 2014, and anticipates full recovery of these amounts.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at March 31, 2014, included in due from related parties was $0.03 million (December 31, 2013 - $0.01 million).

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Costs incurred by ManCo are allocated between the Related Companies based on time incurred and use of services and are charged at cost. Each company holds an equal share in ManCo. For the three months ended March 31, 2014 and 2013, ManCo charged the Company $0.4 million and $0.3 million, respectively for its share of salaries, rent and other administrative expenses.

The Company entered into a Notes Purchase Agreement with Mr. Richard W. Warke, the Executive Chairman of the Company. The Company issued an aggregate of Cdn$5 million in Notes to Mr. Warke in accordance with the terms of the Notes Purchase Agreements. During the three months ended March 31, 2014, 17,969 common shares were issued to Mr. Warke for settlement of $0.06 million interest owing on the Notes.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2014 and 2013, are as follows:

	2014	2013
Salaries and benefits	$561,127	$548,744
Stock-based compensation	619,263	611,826
	$1,180,390	$1,160,570

12.	FINANCIAL INSTRUMENTS

IFRS 13, Fair Value Measurements, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, restricted funds, accounts payable and accrued liabilities, other liability, long-term debt, warrants liability, and derivative liability. The cash and cash equivalents, short-term investments and restricted funds are classified as Level 1 on the fair value hierarchy. Warrants liability and derivative liability are classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	March 31,	December 31,
	2014	2013
Cash and cash equivalents	$256,511	$460,252
Accounts receivable	323,921	334,205
Short-term investments	192,780	145,935
Accounts payable and accrued liabilities	(770,473)	(658,661)
Derivative liability	(7,166,940)	(2,058,157)
Long-term liability	(6,783,190)	(6,682,008)
	$(13,947,391)	$(8,458,434)

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2014, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $1.3 million (2013 - $0.8 million).

Credit risk

Credit risk arises from cash and cash equivalents and restricted funds held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large U.S. bank and are invested in either short-term GICs or high interest saving accounts. The partner receivable is with UCM, a company formed by Korea Resources Corporation (“KORES”) and LG International Corp. (“LGI”). KORES is wholly-owned and supported by the Korean government and LGI is part of the LG Group, one of the largest conglomerates of South Korea. Management believes the risk of loss is remote.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont Project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly for publicly-traded mining companies, could make it difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont Property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies with advanced stage projects, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into the EI Agreement with UCM that enables UCM to earn up to a 20% interest in the Rosemont Project by contributing cash of up to $176 million to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue additional Common Shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors of the Company.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include repayment or financing of the Expanded Loan with Red Kite, scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont Project, as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

13.	COMMITMENTS

The following table lists the known contractual obligations at March 31, 2014:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$7,108,168	$-	$-	$-	$7,108,168
Other liability (Note 6)	3,437,175				3,437,175
Long-term debt (Note 8)	110,298,600	1,266,624	9,347,613	-	120,912,837
JPAR and right of way	13,757,953	-	-	-	13,757,953
Property, plant and equipment	1,851,100	-	-	-	1,851,100
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,289,167	2,953,708	2,717,521	33,134,781	40,095,177
	$137,742,163	$65,015,737	$12,065,134	$33,134,781	$247,957,815

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash deposits of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered (escalated at 1% per annum commencing after 3 years of production), or the prevailing market price, if lower, during the mine life. The drawdown of the cash deposits is subject to the Company receiving the final required permits and the arrangement of project financing.

In September 2010, the Company, in connection with formation of the Rosemont joint arrangement and the EI Agreement, provided UCM with the right to enter into off-take agreements with Rosemont for the purchase of 30% of copper concentrate and 20% of molybdenum concentrate produced annually from Rosemont at market terms. These offtake contracts have not yet been executed.

In the event of a change in control, the Cdn $10 million Notes, along with accrued and unpaid interest to maturity, is subject to an accelerated conversion (the “Change of Control Payment”) concurrent with the closing of the change of control transaction. The Change of Control Payment is payable in either cash or common shares of the Company at the option of the Note Holders.

The Company has also signed an off-take agreement with Red Kite for the sale of 20% of Rosemont’s annual copper concentrate production until such time as a cumulative total of 1.5 million dry metric tonnes of copper concentrate have been delivered to Red Kite at market pricing.

Augusta Resource Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

14.	SEGMENTED INFORMATION

The Company operates in one industry segment – mineral resource and development. The Company does not generate any significant revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at March 31, 2014, the Company’s non-current assets in Canada were $0.3 million (December 31, 2013 - $0.3 million) and in the U.S. were $315.5 million (December 31, 2013 - $307.3 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

The following table summarizes the net comprehensive loss by geographic location for the three months ended March 31, 2014 and 2013:

	2014	2013
Canada	$(6,496,305)	$(1,464,957)
U.S.	(309,430)	(745,491)
Net comprehensive loss	$(6,805,735)	$(2,210,448)